File No. 70-9353


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                       ----------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 8
                                       TO
                                    FORM U-1
                       ----------------------------------


                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                               AEP RESOURCES, INC.
                            AEP ENERGY SERVICES, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                 A. A. Pena, Senior Vice President and Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                                      * * *

                         Susan Tomasky, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                   (Names and addresses of agents for service)


      American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), AEP Energy Services, Inc. ("AEPES") and AEP Resources, Inc. ("Resources"), wholly-owned non-utility subsidiaries of AEP, hereby amend the Form U-1 Application-Declaration in File No. 70-9353 and restate the Application-Declaration in the following respects. In all other respects the Application-Declaration as previously filed and amended will remain the same.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

      Pursuant to orders of the Commission dated November 2, 1998 (HCAR No. 26933) and December 22, 1999 (HCAR No. 27120)(the "70-9353 Orders"), with respect to the Application-Declaration, Applicants were authorized to acquire in one or more transactions from time to time through December 31, 2003 (the "Authorization Period"), non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with energy marketing, brokering and trading. Applicants were authorized to invest up to $2.0 billion (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of companies substantially all of whose physical properties consist of such Energy Assets.

      By orders dated September 13, 1996 (HCAR No. 26572), September 27, 1996 (HCAR No. 26583), May 2, 1997 (HCAR No. 26713), November 30, 1998 (HCAR No.
26947) and April 7, 1999 (HCAR No. 26998), the Commission authorized AEP to form direct or indirect nonutility subsidiaries to broker and market electric power, natural and manufactured gas, emission allowances, coal, oil, refined petroleum products and natural gas liquids in the United States.
("Commodities Business"). By order dated August 19, 1999 (HCAR No. 27062), the Commission authorized AEP to engage in the Commodities Business in Canada.

      Applicants hereby request that the Commission authorize Applicants to acquire, in one or more transactions from time to time during the Authorization Period, Energy Assets in Canada. As in the United States, such Energy Assets would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with the Commodities Business in Canada. Approval of this request would be consistent with (i) the Commission's precedent authorizing the Commodity Business in Canada, (ii) the Commission's recognition of the integration of the North American energy market and the competitive benefits of allowing holding companies to transact the Commodity Business in Canada, and (iii) recent trends in energy policy as reflected in legislative and administrative action taken by the United States Congress and U.S. regulatory authorities.1

      Pursuant to the authority granted by the Commission in the 70-9353 Orders, Applicants have, among other things, acquired midstream gas assets, including intrastate pipeline systems in Louisiana and Texas, natural gas processing plants and storage facilities. Applicants hereby request that the Commission authorize increasing the Investment Limitation from $2.0 billion to $4.0 billion. This increased authority is needed to enable Applicants and their subsidiaries to continue to add non-utility, marketing-related assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation).


ITEM 2.  FEES, COMMISSIONS and EXPENSES

      The fees, commissions and expenses incurred or expected to be incurred in connection with the transactions proposed in this Post-Effective Amendment are estimated not to exceed $2,000, including fees and expenses to be billed at cost by American Electric Power Service Corporation.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      Sections 6, 7, 9, 10 and 12 and Rule 54 under the 1935 Act may be applicable with respect to the proposed activities.

      To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the 1935 Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

                             Compliance with Rule 54

      Rule 54 provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.

      AEP consummated the merger with Central and South West Corporation on June 15, 2000 pursuant to an order issued June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a) and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.

      Rule 53(a)(1) At June 30, 2001, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.315 billion, or about 40.6% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2001 ($3.242 billion).

      Rule 53(a)(2) Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).

      Rule 53(a)(3) No more than 2% of the employees of the electric utility subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.

      Rule 53(a)(4) AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility subsidiaries.

      Rule 53(b) (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four quarters ended June 30, 2001 ($3,242,159,000) represented a decrease of approximately $302,490,000 (or 8.5%) in the average consolidated retained earnings from the four quarters ended June 30, 2000 ($3,544,649,000); and (iii) for the fiscal year ended December 31, 2000, AEP did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs.

      AEP's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to AEP's investments in EWGs and FUCOs has not had an adverse impact on AEP's financial integrity.


ITEM 4.  REGULATORY APPROVAL

      Applicants will obtain any required state commission approvals prior to the acquisition of Energy Assets. The pre-notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 may apply to certain acquisitions of Energy Assets or companies owning Energy Assets, depending upon, among other factors, the dollar amount of any such transaction. Also, the FERC may have jurisdiction over acquisitions of companies owning Energy Assets.


ITEM 5.  PROCEDURE

      The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

Exhibit F       Opinion of Counsel  (To be filed by amendment)

Exhibit H-1     Form of Notice


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                          AMERICAN ELECTRIC POWER COMPANY, INC.
                          AEP ENERGY SERVICES, INC.
                          AEP RESOURCES, INC.


                          By: _/s/ A. A. Pena__
                                   A. A. Pena
                                    Treasurer


Dated:  August 27, 2001



                                                        Exhibit H-1


                      UNITED STATES OF AMERICA
                             before the
                 SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /September   , 2001


 . . . . . . . . . . . . . . . . . . . . .
                                          :
In the Matter of                          :
                                          :
AMERICAN ELECTRIC POWER COMPANY, INC.     :
AEP ENERGY SERVICES, INC.                 :
AEP RESOURCES, INC.                       :
1 Riverside Plaza                         :
Columbus, Ohio 43215                      :
                                          :
(70-9353)                                 :
                                          :
 . . . . . . . . . . . . . . . . . . . . .


NOTICE OF PROPOSED INVESTMENTS

      American Electric Power Company, Inc. ("AEP"), a registered holding company, AEP Energy Services, Inc. ("AEPES") and AEP Resources, Inc. ("Resources"), non-utility subsidiaries of AEP, sometimes hereinafter collectively referred to as the "Applicants", have filed with the Commission an Application or Declaration pursuant to the Public Utility Holding Company Act of 1935 (the "1935 Act"), designating Sections 6(a), 7, 9(a), 10 and 12(b), and Rules 45, 52 and 54 promulgated thereunder as applicable the proposed transactions.

      Pursuant to orders of the Commission dated November 2, 1998 (HCAR No. 26933) and December 22, 1999 (HCAR No. 27120)(the "70-9353 Orders"), with respect to the Application-Declaration, Applicants were authorized to acquire in one or more transactions from time to time through December 31, 2003 (the "Authorization Period"), non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with energy marketing, brokering and trading. Applicants were authorized to invest up to $2.0 billion (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of companies substantially all of whose physical properties consist of such Energy Assets.

      By orders dated September 13, 1996 (HCAR No. 26572), September 27, 1996 (HCAR No. 26583), May 2, 1997 (HCAR No. 26713), November 30, 1998 (HCAR No.
26947) and April 7, 1999 (HCAR No. 26998), the Commission authorized AEP to form direct or indirect nonutility subsidiaries to broker and market electric power, natural and manufactured gas, emission allowances, coal, oil, refined petroleum products and natural gas liquids in the United States.
("Commodities Business"). By order dated August 19, 1999 (HCAR No. 27062), the Commission authorized AEP to engage in the Commodities Business in Canada.

      Applicants hereby request that the Commission authorize Applicants to acquire, in one or more transactions from time to time during the Authorization Period, Energy Assets in Canada. As in the United States, such Energy Assets would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with the Commodities Business in Canada. Approval of this request would be consistent with (i) the Commission's precedent authorizing the Commodity Business in Canada, (ii) the Commission's recognition of the integration of the North American energy market and the competitive benefits of allowing holding companies to transact the Commodity Business in Canada, and (iii) recent trends in energy policy as reflected in legislative and administrative action taken by the United States Congress and U.S. regulatory authorities.2

      Pursuant to the authority granted by the Commission in the 70-9353 Orders, Applicants have, among other things, acquired midstream gas assets, including intrastate pipeline systems in Louisiana and Texas, natural gas processing plants and storage facilities. Applicants hereby request that the Commission authorize increasing the Investment Limitation from $2.0 billion to $4.0 billion. This increased authority is needed to enable Applicants and their subsidiaries to continue to add non-utility, marketing-related assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation).

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by September , 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                         Jonathan G. Katz
                         Secretary


--------
1 See the Commission's analysis in HCAR No. 27062 (August 19, 1999) for a thorough discussion of the integration of North American energy markets. 2 See the Commission's analysis in HCAR No. 27062 (August 19, 1999) for a thorough discussion of the integration of North American energy markets.